[Jamaica Jim, Inc. Letterheaad]

Via EDGAR and facsimile

July 12, 2009

Mr. Jay Ingram
Mail Stop 4631
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Comment Letter dated July 8, 2009
Jamaica Jim, Inc.
Preliminary Information Statement on Schedule 14C filed June 12, 2009
File No. 333-148042

Dear Mr. Ingram:

This letter responds to the staff’s comments to the above referenced Schedule 14C filing of Jamaica Jim, Inc. (the "Company"). To facilitate your review of this response, each of the Company's responses is cross-referenced to the numbered comments in your letter, and the text of each of your comments precedes our response.

General

COMMENT 1:

The basis for your ability to file the proposed action on Schedule 14C is not clear.  Please identify the shareholders that have provided written consents and describe the shareholders’ respective relationships to the company in materially complete detail. In addition, please describe the events that led to the obtainment of the written consents and provide an analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(1).

Response to Comment 1:

The three holders of the Company’s common stock, amounting to 59.5% of the issued and outstanding common stock as of June 11, 2009, who consented in writing to the Name Change are the following:

1.  Bill Noonan, Company President and Director, individually and on behalf of community property held with his wife Elizabeth J. Noonan.

2.  Leon Shwetz, Company Secretary and Director, individually and on behalf of InterContinental Management of Nevada LLC as its president.

Mr. Jay Ingram
SEC
July 12, 2009

3.  Robin Noonan, Company Vice-President and daughter of Company President, as trustee of the William R. Noonan and Elizabeth J. Noonan Irrevocable Trust.

All three stockholders are Company associates and/or affiliates.  Therefore, Company did not solicit the votes for the written consent within the meaning of Exchange Act Rule 14a-1(1), but rather, first, the Company Board of Directors resolved to effect the name change in light of its recent acquisition of myContactCard, Inc., subject to majority stockholder approval. Then, as two of the three consenting stockholders are the two Company Directors, and the third is a Company affiliate Trust with a trustee who is the daughter of the Company’s President and Director, as well as being a Company Vice President in her own right, the written consent was entered into at that time.

Please see the section of the Company’s Amendment No. 1 to its Schedule 14C titled “Stockholders Consenting to Name Change by Written Consent” for its listing of the aforementioned stockholders.

COMMENT 2:

We note that the subject action relates to an amendment to your certificate to change your name as a result of the merger involving MCC Acquisition Sub Incorporated and myContactCard, Inc.  Although Item 14 of Schedule 14A is applicable to your filing, it does not appear that you provide all of the information that is required by the Item.  Please revise your document to provide all of the disclosure required by Item 14.  Please see Item 1 of Schedule 14C and Note A to Schedule 14A.

Response to Comment 2:

Please see the section of the Company’s Amendment No. 1 to its Schedule 14C titled “Merger” for the disclosures required by Item 14 of Schedule 14A.

COMMENT 3:

We note you reference to the Delaware Corporation law in answer 3 on page 2.  Please explain why Delaware law applies in these circumstances since the parties to the acquisition agreement appear to be Nevada companies.

Response to Comment 3:

Please see the revision in the Company’s Amendment No. 1 to its Schedule 14C which corrects the reference to the Delaware General Corporation Law to the Nevada Revised Statutes.

Mr. Jay Ingram
SEC
July 12, 2009

The Company acknowledges that in connection with responding to all comments that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any questions or comments you may have about this letter to company legal counsel Scott Olson, of Stoel Rives LLP, at telephone (503) 294-9463, facsimile (503) 220-2480.

Sincerely,

/s/ Bill Noonan
Principal Executive Officer
Jamaica Jim, Inc.